October 20, 2006

Via EDGAR and Courier

Attention:         Peggy Fisher

                          Assistant Director

Re:                   Richardson Electronics, Ltd.

                          Registration Statement on Form S-1/A

                          Filed October 20, 2006

                          File No. 333-130219

Dear Ms. Fisher:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company”) in connection with the above-referenced filing.

On October 13, 2006, we submitted a letter on behalf of the Company in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated October 3, 2006. Because the Staff’s comments related to Amendment No. 2 to Form 10-K for the Fiscal Year Ended May 28, 2005 and to Amendment No. 1 to Forms 10-Q for the Quarterly Periods ended September 3 and December 3, 2005, and not to the registration statement, the Company did not file an amended registration statement at that time.

The Company is amending the registration statement now to incorporate changes based on information included in the Form 10-Q for the Quarterly Period ended September 2, 2006, which the Company filed on October 12, 2006. We are enclosing a copy of Pre-Effective Amendment No. 3 to the Registration Statement, together with copies which are marked to show changes from Pre-Effective Amendment No. 2.

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Peggy Fisher Securities and Exchange Commission October 20, 2006	Bryan Cave LLP

If you require any additional information, please advise us at your earliest convenience. You may reach me at 314-259-2438, or Todd M. Kaye at 314-259-2194, or either of us by fax at 314-259-2020.

Very truly yours,

/s/ C. Brendan Johnson

C. Brendan Johnson

cc:	Eduardo Aleman
Kaitlin Tillan
Securities and Exchange Commission
David J. Gilmartin
David J. DeNeve
Richardson Electronics, Ltd.
Scott Hodes
Bryan Cave, LLP